Exhibit 12.1

American Railcar Industries, Inc.

Computation of Ratio of Earnings (Loss) to Fixed Charges

(dollars in thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings (loss):
Earnings (loss) before income taxes	$8,202	$(41,801)	$22,026	$49,785	$59,368
Loss (income) from joint ventures	7,900	7,789	6,797	(718)	(881)
Fixed charges	21,066	21,975	21,679	21,169	18,303

Total earnings (loss)	$37,168	$(12,037)	$50,502	$70,236	$76,790

Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	$20,291	$21,275	$20,909	$20,299	$17,027
Estimate of interest within rental expense (1)	775	700	770	870	1,276

Total fixed charges	$21,066	$21,975	$21,679	$21,169	$18,303

Ratio of earnings (loss) to fixed charges	1.76	(0.55)	2.33	3.32	4.20

(1)	Deemed to represent one-third of rental expense on operating leases.